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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 2)

Remote MDx, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

75961Q 10 1

(CUSIP Number)

Stefan Vinson

NORD/LB

Norddeutsche Landesbank Girozentrale

Head Compliance

Zuleitung 4753/4753 Friedrichswall 10

D-30151 Hanover, Germany

+49 (511) 361-4753

With copies to:

Philipp von Randow

Latham & Watkins LLP

Frankfurter Welle, Reuterweg 20

60323 Frankfurt, Germany

+49 (69) 6062-6618

Dorothea Bedkowski

Latham & Watkins LLP

Warburgstraße 50

20354 Hamburg, Germany

+49 (40) 4140-3383

Dennis Craythorn

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022

(212) 906-2908

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 75961Q 10 1

1.	Names of Reporting Persons. NORD/LB
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 31,024,000
8. Shared Voting Power
9. Sole Dispositive Power 31,024,000
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,024,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 21.2%*
14.	Type of Reporting Person (See Instructions) BK

*Based on a total of 146,568,851 shares of common stock outstanding as of June 1, 2008, as reported in the issuer’s quarterly report on Form 10-Q filed on June 18, 2008.

This Amendment No. 2 amends and restates the statement on Schedule 13D filed on March 14, 2008 by NORD/LB, as amended on March 17, 2008, relating to the common stock of RemoteMDx, Inc.

Item 1.	Security and Issuer

The security to which this statement on Schedule 13D (this “Schedule 13D”) relates is common stock, par value $0.0001 per share, of RemoteMDx, Inc. (“RemoteMDx Common Stock”).

RemoteMDx, Inc. (“RemoteMDx”) is a Utah corporation with its principal executive offices located at 150 West Civic Center Drive, Suite 400, Sandy, Utah 84070.

Item 2.	Identity and Background.

(a), (b) and (c)

This Schedule 13D is being filed on behalf of NORD/LB, a German company.

NORD/LB, based in Hanover, Germany, is one of the ten largest banks in Germany. The principal address of NORD/LB is Friedrichswall 10, D-30159 Hanover, Germany. NORD/LB is owned by the German states of Lower Saxony and Saxony-Anhalt (50% combined) and local savings banks of Lower Saxony, Saxony-Anhalt and Mecklenbug Western-Pommerania (50% combined). The directors of NORD/LB are Dr. Hannes Rehm, Dr. Gunter Dunkel, Eckhard Forst, Dr. Juergen Allerkamp, Dr. Johannes-Joerg Riegler and Christoph Schulz, all of whom are citizens of Germany. The present principal occupation of each is as a director of NORD/LB, and their business address is Friedrichswall 10, D-30159 Hanover, Germany. The executive officers of NORD/LB are the aforementioned directors.

(d) and (e)

During the last five years, neither NORD/LB nor, to the best knowledge of NORD/LB, any of the other persons named in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The amount of funds used to purchase the shares of RemoteMDx Common Stock included in this Schedule 13D was $116,616,015. The source of NORD/LB’s funds to purchase these shares was working capital.

Item 4.	Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

Between November 2007 and February 25, 2008, NORD/LB acquired RemoteMDx Common Stock at the instruction of a client and with the intention to pass the shares on to the client. However, the client has refused to accept the RemoteMDx Common Stock and to settle the orders. In the course of a review conducted with regard to these business activities, one of NORD/LB’s brokers mistook the trades for settled with the client and entered them into the books accordingly. Because the settlement process with NORD/LB’s client is still disputed, NORD/LB, as a matter of precaution, on February 25, 2008, assigned the shareholding to its own assets and is therefore making this disclosure on Schedule 13D. However, NORD/LB disclaims beneficial ownership of the shares of RemoteMDx Common Stock included in this Schedule 13D subject to resolution of this dispute.

NORD/LB neither envisions itself as a strategic investor nor considers the shareholding of RemoteMDx Common Stock as a permanent financial investment. As discussed in Item 6 below, NORD/LB has entered into a Share Sale Agreement to sell all shares of RemoteMDx Common Stock included in this Schedule 13D. The Share Sale Agreement may be terminated by the Purchaser on or prior to August 28, 2008.

In the event the Share Sale Agreement is terminated, NORD/LB intends to monitor its holding of RemoteMDx Common Stock on an ongoing basis and, should no agreement be reached with its client with regard to the underlying transactions, to take such measures as it deems appropriate from time to time in furtherance of its interests. NORD/LB may hold these shares of RemoteMDx Common Stock for a period of time it deems to be appropriate, or may from time to time dispose of some or all shares of RemoteMDx Common Stock then held by it.

Notwithstanding the foregoing, except as described in this Item 4, NORD/LB does not have any present plan or proposal which relates to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) The information contained on the cover pages to this Schedule 13D and Items 4 and 6 is incorporated herein by reference.

As of the date of this Schedule 13D, NORD/LB held 31,024,000 shares of RemoteMDx Common Stock, which constitutes approximately 21.2% of the outstanding shares of common stock based on a total of 146,568,851 shares of RemoteMDx Common Stock outstanding as of June 1, 2008, as reported in the issuer’s quarterly report on Form 10-Q filed on June 18, 2008. Pending the resolution of the dispute with its client discussed in Item 4 above or the sale of shares of RemoteMDx Common Stock pursuant to the Share Sale Agreement discussed in Item 6 below, NORD/LB has the sole power to vote and dispose of all shares of RemoteMDx Common Stock included in this Schedule 13D.

(c) Please see the table below for a description of all transactions in RemoteMDx Common Stock engaged in by NORD/LB with regard to the shares included on this Schedule 13D. All of these transactions were effected through the OTC Bulletin Board.

Date of Transaction	# Shares Bought (Sold)	Price Per Share
11/01/2007	5,500,000	$3.20
11/26/2007	2,027,498	$3.78
11/28/2007	3,882,500	$3.96
11/29/2007	(4,100,000)	$3.40
12/13/2007	(7,309,998)	$3.70
12/13/2007	2,100,000	$2.70
12/14/2007	10,000,000	$3.60
12/21/2007	1,048,998	$3.70
12/21/2007	(150,000)	$3.70
12/21/2007	(1,000,000)	$3.70
12/21/2007	(200,000)	$3.59
01/07/2008	(2,250,000)	$3.75
01/08/2008	(150,000)	$3.75
01/08/2008	(100,000)	$3.75
01/08/2008	(1,700,000)	$3.65
01/08/2008	(1,250,000)	$3.75
01/08/2008	(1,000,000)	$3.65
01/09/2008	(1,348,998)	$3.65
01/09/2008	(350,000)	$3.75
01/11/2008	2,887,000	$4.0356
01/11/2008	695,000	$3.8924
01/15/2008	9,500,000	$3.687
01/22/2008	(5,000,000)	$3.70

01/24/2008	4,712,000	$4.0618
01/24/2008	(50,000)	$3.70
01/25/2008	(120,000)	$3.7567
01/29/2008	(5,000,000)	$3.70
01/29/2008	5,000,000	$3.687
02/25/2008	14,750,000	$3.736

(d) Pending the resolution of the dispute with its client discussed in Item 4 above or the sale of shares of RemoteMDx Common Stock pursuant to the Share Sale Agreement discussed in Item 6 below, other than NORD/LB, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of RemoteMDx Common Stock that NORD/LB may acquire.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

On July 29, 2008, NORD/LB entered into an agreement with Dr. Winfried Kill (the “Purchaser”), a German citizen, having his address at Parkstrasse 32a, 51427 Bergisch-Gladbach, Germany, for the sale of the shares of RemoteMDx Common Stock included in this Schedule 13D (the “Share Sale Agreement”). Pursuant to the Share Sale Agreement, NORD/LB will sell 31,024,000 shares of RemoteMDx Common Stock to the Purchaser for EUR 0.80583 per share, for a total of 25,000,070 Euros (the “Purchase Price”). The Purchaser is required to pay the Purchase Price to NORD/LB on August 29, 2008. Upon receipt of the Purchase Price, NORD/LB will transfer title in the shares to the Purchaser. The Purchaser has the right to terminate the Share Sale Agreement on or before August 28, 2008 upon written notice to NORD/LB. The Purchaser is entitled to assign all his claims arising from the Share Sale Agreement to an acquisition vehicle to be newly founded.

The description of the Share Sale Agreement in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, a fair and accurate translation of which is included as Exhibit 1 hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

1.	Purchase Agreement among and between NORD/LB and Dr. Winfried Kill, dated as of July 29, 2008 (the “Share Sale Agreement”).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2008

NORD/LB

By:	/s/ Dr. Ulf Meier
Name: Title:	Dr. Ulf Meier Executive Vice President

By:	/s/ Ulrich Gause
Name: Title:	Ulrich Gause Senior Counsel

EXHIBIT 1

Translation from German

This

Purchase Agreement

is made by and between

Norddeutsche Landesbank Girozentrale, Friedrichswall 10, 30159 Hanover,

- hereinafter: the “Seller” -

and

Dr. Winfried Kill, Parkstrasse 32a, 51427 Bergisch-Gladbach

- hereinafter: the “Purchaser” -

Preamble

WHEREAS Seller holds 31,024,000 shares of stock, ISIN US75961Q1013, (hereinafter: the “Shares”) of Remote MDX Inc with its principal place of business in Utah, United States (hereinafter: the “Company”).

NOW, THEREFORE, the parties enter in the following purchase agreement:

§ 1 Subject Matter

Seller sells to Purchaser all Shares stated in the preamble, together with all rights and obligations attaching to the Shares. Purchaser accepts the sale.

§ 2 Purchase Price

(1)	The purchase price is EUR 0.80583 per share and thus totals

€ 25,000,069.92

(in words: Euro twenty-five million sixty-nine thousand).

(2)	The purchase price is due on August 29, 2008.

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§ 3 Transfer of the Shares

(1)	Seller and Purchaser agree that ownership to the Shares passes to Purchaser in exchange for payment of the full purchase price.

(2)	Purchaser will arrange for his depositary bank to provide Seller in good time with the data and information necessary for processing the transfer of the Shares and the settlement of the purchase price as so-called “against transaction” through the settlement system of Clearstream Banking Luxembourg.

§ 4 Liability, Warranty

(1)	Seller and Purchaser agree that the subject matter of this agreement is not the Company but the Shares and that Seller disclaims any liability for defects in quality or title in the Company including the Company’s earning capacity or the value of the Shares or individual items of the Company’s assets.

(2)	Seller warrants that on signing of this agreement and on the effective date of the transfer of the Shares:

a)	the Shares will be at Purchaser’s free disposal and not encumbered with rights of others and will be free from any other’s rights to sell or buy the Shares; and

b)	Seller has the right to freely dispose of the Shares without requiring a third party’s consent.

§ 5 Miscellaneous

(1)	Purchaser may terminate this agreement by written notice to Seller on or before August 28, 2008. Purchaser’s termination notice must be sent by registered mail or by fax to fax number 0511 361 98 6235 for the attention of Mr. Bernd Sablowsky. Whether the said deadline is met is controlled by the date Seller receives the notice. If Purchaser terminates the agreement, the sale will not be carried out and no claims will arise between the parties.

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(2)	Purchaser is entitled to assign his claims under this agreement to an acquisition vehicle to be founded.

(3)	Each party bears its own costs in connection with the conclusion and performance of this agreement, including costs of external advisors.

(4)	This agreement is subject to the laws of the Federal Republic of Germany.

(5)	Place of performance and place of jurisdiction is Hanover.

(6)	The parties agree that if any provision in this agreement should be or become ineffective this shall be without prejudice to the validity of the remainder hereof. The parties undertake that if possible they will replace an ineffective provision with a provision of equal or similar financial effect. The same applies if the agreement should prove to have a gap or omission in the course of its performance.

(7)	Any amendments of or supplements to this agreement, including an amendment of or supplementation to this Clause, requires written form in order to be effective. No side agreements have been entered into.

Hanover, date: July 29, 2008	Bergisch-Gladbach, date: July 28, 2008

/s/ Dr. Gunter Dunkel /s/ Dr. Juergen Allerkamp	/s/ Dr. Winfried Kill

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